
Mail Stop 3628

January 11, 2016

Steven C. Poling
Assistant Secretary
Daimler Trust Leasing LLC
Daimler Trust
36455 Corporate Drive
Farmington Hills, Michigan 48331

     Re: **Daimler Trust Leasing LLC**
                Registration Statement on Form SF-3
                Filed December 14, 2015
                File No. 333-208533

Dear Mr. Poling:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

2.   Please file your exhibits, including the form of agreements, with the next amendment.

3.   We note that assets in the pool may be delinquent. Please confirm that delinquent assets will not constitute 20% or more of the asset pool. Refer to General Instruction I.B.1(e) of Form SF-3.

4.   Please confirm that the portion of the securitized pool balance attributable to the residual value of the physical property underlying the leases, as determined in accordance with the transaction agreements for the securities, will not constitute 65% or more, as measured by dollar volume, of the securitized pool balance as of the measurement date. Refer to Item 1101(c)(2)(v)(A) of Regulation AB.

5.   Please provide disclosure in the appropriate part of the prospectus stating that the registrant has met the registrant requirements of General Instruction I.A.1 of Form SF-3.

6.   We note that you define the term "Noteholder" on page 151 as any holder of a class of Notes. We also note your disclosure in the section beginning on page 96 titled "Book-Entry Registration" that the notes will be registered in book-entry form in the name of Cede & Co. Please revise your prospectus throughout as necessary to clarify that, for purposes of the asset representations review, dispute resolution, and investor communication shelf-eligibility requirements under General Instructions I.B.1(b), (c), and (d) of Form SF-3, a "noteholder" is the beneficial owner of the note, rather than Cede & Co. or DTC. Where appropriate, please also include:

- A description of the DTC voting guidelines that beneficial owners must follow to use the asset representations review provision and how those guidelines will operate in connection with the process outlined for the asset representations review;

- Whether beneficial owners must follow DTC procedures to use the dispute resolution provision, and if so, a brief description of what those procedures include; and

- Whether beneficial owners must send communication requests to the issuer or servicer through DTC procedures, and if so, a brief description of what those procedures include, or if the requests may be sent directly to the issuer or servicer.

Cover Page of Prospectus

7.   As discussed with counsel on January 5, 2016, we understand that your intent is to register a specified amount of securities – therefore resulting in a registration fee being assessed under the current fee rate in effect – and to apply Securities Act Rule 457(p) to offset the resulting registration fee due, as well as register an additional unspecified amount of securities and defer payment of registration fees with respect to those securities in reliance on Securities Act Rules 456(c) and 457(s). If this is your intent, please revise your Calculation of Registration Fee table to identify the amount of securities to be registered at this time and provide the appropriate explanatory disclosure in the footnotes to indicate that the registration fee assessed and due is being offset by fees previously paid pursuant to Securities Act Rule 457(p).

Reading This Prospectus, page 4

8.   Please revise the last sentence in the next to last paragraph under this heading to note that you will update forward-looking statements as required by the federal securities laws.

MBFS USA

Underwriting, page 53

9.   We note your disclosure stating "[t]hat application does not meet the automatic approval criteria or has other characteristics that require referral to a credit analyst does not mean that it has failed to meet MBFS USA's underwriting standards." However, the adopting release for Item 1111(a)(8) notes that "where originators may approve loans at a variety of levels, the loans underwritten at an incrementally higher level of approval are evaluated based on judgmental underwriting decisions, the criteria for the first level of underwriting should be disclosed, and loans that are included in the pool despite not meeting the criteria for this first level of underwriting criteria should be disclosed under Item 1111(a)(8)." See Issuer Review of Assets in Offerings of Asset-Backed Securities, Release No. 33-9176 (Jan. 20, 2011). Based on your disclosure, it appears that the applications reviewed through a manual process by a credit analyst should still be disclosed as exception applications under Item 1111(a)(8). Please revise or advise.

Insurance, page 55

10.   We note your statement that, while the lessee is required to maintain physical damage insurance on the related leased vehicle in an amount at least equal to the amount required by applicable state law, MBFS USA is not obligated to, and does not, monitor whether the lessee is maintaining that insurance. We also note your disclosure on page 55 under the heading " – Contingent and Excess Liability Insurance" regarding the possibility that noteholders could incur a loss on their investment if insurance coverage was exhausted and no third-party reimbursement for the damage was available. Please include these risks in your risk factor disclosure beginning on page 21.

The Leases

Review of Reference Pool Assets, page 74

11.   We note your statement that third parties will assist in the review of the assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, you or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized

Statistical Rating Organizations Adopting Release (Release No. 34-72936) (Aug. 27, 2014).

12.   We note your use of the term "prospectus supplement" here and in Appendix A. Please revise such references to refer to the "prospectus." Refer to General Instruction IV of Form SF-3.

Representations and Warranties, page 75

13.   Please revise your disclosure to clarify that the representations and warranties disclosed are made by MBFS USA to the issuing entity on behalf of the noteholders. See Item 1111(e) of Regulation AB.

MBFS USA Must Repurchase Certain Leases, page 76

14.   We note that a "Noteholder" may make a request or demand that a lease be repurchased. "Noteholder" is defined on page 151 as any holder of a class of Notes, which according to your disclosure under the heading "Book-Entry Registration" beginning on page 96, is Cede & Co. or DTC. It is not clear, however, from the disclosure in that section how a beneficial owner may exercise its rights indirectly through DTC and its participants to request or demand repurchase of a lease. Please revise your disclosure here and throughout your prospectus as necessary to clarify how a beneficial owner may make a repurchase demand upon MBFS USA.

15.   We note your statement that none of the indenture trustee, the owner trustee, the asset representations reviewer or the servicer will be obligated to monitor the leases or investigate whether any representations have been breached or whether any lease may be an ineligible lease. Please tell us why you believe this language with respect to the trustee is consistent with its duties under the Trust Indenture Act even after an event of default. With respect to the servicer, it is not clear why the language stating the servicer has no duties to "monitor the Leases" is consistent with its obligations under the servicing agreement to service the assets. Please advise.

Asset Representations Review, page 78

16.   Please revise to provide information about whether defaulted, charged-off, and/or repossessed vehicle leases are included in determining whether the delinquency trigger has been met for each monthly reporting period.

Asset Representations Review

Voting Trigger, page 79

17.   In the first sentence of this section, you note that a noteholder may demand that the indenture trustee call a vote of all noteholders on whether to direct the asset representations reviewer to conduct a review. Later in the same paragraph, you state that noteholders of at least 5% of the principal amount of the notes are required to demand such a vote. Please revise, as these statements appear inconsistent.

Asset Representations Review Process, page 79

18.   We note your disclosure that the review period may be extended by up to an additional 30 days if the asset representations reviewer detects missing review materials that are subsequently provided within the 60-day period. Please revise your disclosure to describe how the asset representations review will proceed if such missing review materials are not provided.

Review Report, page 80

19.   We note that the asset representations reviewer will provide a report that includes any review lease for which the tests were considered complete and the related reason. Please add disclosure to describe why a test would be considered incomplete as well as how incomplete tests would be presented in the review report.

20.   Please revise your disclosure to identify which transaction party, after reviewing the asset representations reviewer's report, will make the determination of whether noncompliance with the representations and warranties constitutes a contractual breach.

Dispute Resolution for Repurchase Requests, page 80

21.   We note that if the parties fail to agree at the completion of the mediation, the requesting party may refer the repurchase request to arbitration. Please revise to specify that requesting party may also proceed to file a suit in court.

22.   We note your disclosure that "[e]ach party will agree to keep the details of the repurchase request and the dispute resolution confidential." Please revise to clarify that such confidentiality limitations will not prevent disclosure required by all applicable laws. Please also confirm to us that any restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

Credit Risk Retention, page 105

23. We note on page 107 that, in calculating the fair value of the residual interest, you have assumed that leases prepay at a constant rate. In Section III.B.1.b. of the Credit Risk Retention Adopting Release (Release No. 34-73407) (Oct. 22, 2014), the agencies stated that we expect the key inputs and assumptions would not assume straight lines. Please tell us why you believe an assumption of a constant prepayment rate is appropriate.

24. We note your statement on page 105 that you will provide the required post-closing disclosure for the eligible vertical interest option in "the first investor report." You make a similar statement on page 108 for the eligible horizontal interest option. Please revise to clarify which form this information will be included on to satisfy the requirement that the disclosure be provided a reasonable time after closing. See Rules 4(c)(1)(ii) and 4(c)(2)(ii) of Regulation RR.

25. We note your disclosure on page 108 that MBFS USA believes that the inputs and assumptions described include the inputs and assumptions that could have a significant impact on the fair value calculation or a prospective noteholder's ability to evaluate the fair value calculation. Please revise to specify that the sponsor has described all inputs and assumptions that could have a material impact on the fair value calculation or would be material to a prospective investor's ability to evaluate the sponsor's fair value calculation. Refer to Rule 4(c)(1)(F) of Regulation RR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Steven C. Poling
Daimler Trust Leasing LLC
January 11, 2016
Page 7

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michelle Stasny at (202)551-3674 or me at (202)551-3731 with any other questions.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel
Office of Structured Finance

cc: Siegfried Knopf, Esq., Sidley Austin LLP